3/4/02



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 25581

RECEIVED FEB 25 2002 240

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.F. LAFFERTY & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 BROAD STREET 26th FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY HACKEL (212) 293-9090
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO., CPA'S LLP
(Name — *if individual, state last, first, middle name*)

70 SIP AVENUE	JERSEY CITY	NJ	07306
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, HENRY HACKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.F. LAFFERTY & CO., INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Arthur P. Fisch
Notary Public-State of New York
No. 02FI4928994
Qualified In Kings Co.
Commission Expires April 4, 20

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. F. LAFFERTY & CO. INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2001

R. F. LAFFERTY & CO., INC.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

C O N T E N T S

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
70 SIP AVENUE
JERSEY CITY, NJ 07306

(201) 653-2181
FAX (201) 653-7266

Independent Auditor's Report

Board of Directors and Stockholders
R. F. Lafferty & Co., Inc.
80 Broad Street 26th Floor
New York, NY 10004

We have audited the accompanying statement of financial condition of R. F. Lafferty & Co., Inc. as of December 31, 2001, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. F. Lafferty & Co., Inc. as of December 31, 2001, and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A. L. Wellen & Co. LLP

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Jersey City, New Jersey
February 06, 2002

R. F. LAFFERTY & CO., INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash & Cash Equivalents	$ 83,897
Commissions receivable	343,899
Due from Brokers & Dealers	504,655
Securities owned by firm at market value	22,654
Prepaid Expenses	10,111
Unexpired insurance	7,847
Miscellaneous receivables	10,105
Loans Receivable	7,163
Security Deposits	49,433
Fixed assets (net of depreciation of $ 214,715	92,012
TOTAL ASSETS	$1,131,776

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$ 10,827
Taxes Payable	1,500
Expenses Payable	215,092
Officer's Loans	500,000
TOTAL LIABILITIES	$ 727,419

STOCKHOLDER'S EQUITY

Capital Stock - Common		
1,000 shares authorized 200 shares issued	$ 25,000	
Additional Paid in Capital	283,000	
Retained earnings	304,128	
Undistributed Profit (Loss)	(207,771)	
TOTAL STOCKHOLDERS' EQUITY		404,357
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$1,131,776

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

REVENUE		
Commissions & Fees	$4,911,794	
Less Rebate	51,412	$4,860,382
Rental income		28,000
Trading Profit - realized	$ (10,786)	
Gain - unrealized	3,930	(6,856)
Dividend & interest income		35,867
TOTAL REVENUE		$4,917,393
EXPENSES		
Clearing charges, commissions & fees	$ 871,613	
Employee compensation & related expenses	2,742,333	
Interest & Penalties	26,121	
Depreciation	34,845	
Occupancy	188,349	
Communications	314,820	
Advertising and Promotion	120,628	
Other expenses per schedule	562,715	
TOTAL EXPENSES		4,861,424
NET PROFIT FOR THE PERIOD BEFORE INCOME TAXES		$ 55,969
N.Y. State Corporate tax	$ 424	
N.Y. City corporate tax	16,810	17,234
NET PROFIT FOR THE PERIOD		$ 38,735

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 38,735
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	$ 34,845	
Decrease in commissions receivable	205,705	
Increase receivables from brokers & dealers	(31,349)	
Decrease in securities owned by firm	36,369	
Increase in unexpired insurance	(2,352)	
Decrease in miscellaneous receivables	1,816	
Decrease in loans receivables	8,722	
Increase in Security Deposits	(5,217)	
Increase in Prepaid Expenses	(10,111)	
Decrease in prepaid taxes	15,310	
Increase in Taxes Payable	1,500	
Decrease in expenses payable	(311,705)	
Decrease in securities sold not yet purchased	(375)	
Decrease in commissions payable	(25,879)	
TOTAL ADJUSTMENTS		(82,721)
Net cash provided by operating activities		$ (43,986)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures - Purchase of fixed assets	$ (3,636)	
Net cash provided by investing activities		(3,636)
		$ (47,622)
Cash and cash equivalents January 1, 2001		131,519
Cash and cash equivalents December 31, 2001		$ 83,897

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

COMMON STOCK	
Total January 1, 2001	$ 25,000
Changes for the period - January 1, 2001 to December 31, 2001	NONE
COMMON STOCK - DECEMBER 31, 2001	$ 25,000
RETAINED EARNINGS	
Total January 1, 2001	$ 304,128
Changes for the period - January 1, 2001 to December 31, 2001	NONE
RETAINED EARNINGS - DECEMBER 31, 2001	$ 304,128
UNDISTRIBUTED PROFIT	
Total January 1, 2001	$ (246,506)
Net (Profit) for period January 1, 2001 December 31, 2001	38,735
	(207,771)
LESS DISTRIBUTED TO SHAREHOLDER	0
UNDISTRIBUTED (LOSS) - DECEMBER 31, 2001	$ (207,771)
ADDITIONAL PAID IN CAPITAL	
Total January 1, 2001	$ 283,000
Changes for the period January 1, 2001 to December 31, 2001	NONE
ADDITIONAL PAID IN CAPITAL December 31, 2001	$ 283,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

Total January 1, 2001	none
Changes for the period - January 1, 2001 to December 31, 2001	none
TOTAL SUBORDINATED LIABILITIES- DECEMBER 31, 2001	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2001

GENERAL INFORMATION

R.F. LAFFERTY & CO., INC. is a corporation organized under the laws of the State of New York. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker/dealer in securities under the Securities & Exchange Act of 1934 and are members of the American Stock Exchange, The National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the fianancial statements are reasonable and prudent; however, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles.

Securities owned or sold but not yet purchased are stated at market with unrealized gains and losses reflected in income.

NOTE 2 - FURNITURE AND EQUIPMENT

Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - Pension and profit sharing plans were established in 1980. The balances as of December 31, 2001, was $ 6,478,642 $153,372 has been accrued as of December 31, 2001. Twenty nine employees were participants in the plans. No contribu tions were made to the profit sharing plan. The pension plan is a defined contribution plan, 10% of the salaries of all eligible employees are contributed annually.

NOTE 4 - LEASE COMMITMENTS

The lease on the premises at 80 Broad St. New york, NY runs through May 2, 2004.

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
TWELVE MONTHS ENDED DECEMBER 31, 2001

NOTE 4 - LEASE COMMITMENTS

Rent Obligation

- 2002	$ 140,700
- 2003	$ 142,800
- 2004	$ 47,600

Leases on equipment
Annual amount to be paid:

- 2002	$ 12,285

NOTE 5 - INCOME TAXES

On November 1, 1988 the company elected to be taxed as a subchapter S Corporation. No income tax provision was made in the financial statements for federal Corporate taxes as the shareholder will report his share of corporate net income on his individual tax return.

NOTE 6 - RULE 15c 3-3

It is the Company's intention to operate as an introducing broker, by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmitting all customer funds and securities to the clearing broker. Accordingly, the Company is exempt from the requirements of Rule 15c 3-3.

NOTE 7 - INTERNAL CONTROL

There were no material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures followed in complying with Rule 17a-15 of the Securities and Exchange Commission.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R. F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
TWELVE MONTHS ENDED DECEMBER 31, 2001

NOTE 8 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFO. CONT

Cash and cash equivalents are cash in checking accounts and in a money market account. The company paid $ 35,750 in interest and paid $ 269 in state and city corporate taxes during the twelve months ended December 31, 2001.

NOTE 9 - GENERAL INFORMATION

At December 31, 2001 the firm's aggregate indebtedness and net capital were $ 72,419 and $ 213,878 respectively, a ratio of 3.40 to one. The minimum required net capital was $ 100,000. A copy of the firm's Financial Statements as at December 31, 2001 is available for inspection at the firm's office or at the Regional Office of the Securities & Exchange Commission.

SCHEDULE 1

R.F. LAFFERTY & CO., INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C 3-1
AS AT DECEMBER 31, 2001

Stockholders' Equity - per Statement of Financial Condition		$ 404,357
CAPITAL REDUCTIONS		
Fixed assets (net of depreciation)	$ 92,012	
Loans Receivable	7,163	
Commission Receivable	10,000	
Miscellaneous Receivables	10,105	
Unexpired insurance	7,847	
Prepaid Expenses	10,111	
Security Deposit	49,433	
Securities reductions - haircuts	3,808	
TOTAL CAPITAL REDUCTIONS		190,479
NET CAPITAL		$213,878
Minimum net capital required		100,000
EXCESS NET CAPITAL		$113,878
ITEMS OF AGGREGATE INDEBTEDNESS		
Commissions payable	$ 10,827	
Expenses payable	215,092	
Taxes Payable	1,500	
Officer's Loans	500,000	
TOTAL ITEMS OF INDEBTEDNESS		$ 727,419
Percentage of aggregate indebtedness to net capital		340%

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II

R.F. LAFFERTY & CO., INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2001

Net capital - per computation of net capital December 31, 2001 on the audited report.	$213,878
NET CAPITAL PER FOCUS REPORT DECEMBER 31, 2001	$213,878

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE 111

R. F. LAFFERTY & CO., INC.
SCHEDULE OF OTHER EXPENSES
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

OTHER EXPENSES	
Professional fees	$ 58,332
Insurance	12,192
Office Expense, supplies, printing, postage & delivery	77,520
Seminars & Education	6,458
Travel, entertainment & auto	91,397
Membership Lease	160,000
Outside services	72,216
Registration & Exchange fees	30,992
Error & Bad debt expenses	35,397
Publications and Dues	17,046
Bank Charges	887
General Expenses	278
TOTAL	$ 562,715

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A.L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

STATE OF NEW YORK)
CITY OF NEW YORK) SS:
BOROUGH OF MANHATTAN)

Henry Hackel, being sworn according to law, deposes and says:

I am the President of R.F. Lafferty & Co., Inc., 80 Broad Street, New York, NY 10004.

The report submitted by our accountants, A.L. Wellen & Co., LLP Certified Public Accountants, as at December 31, 2001, showing a Statement of Financial Condition, Statement of Income and Expenses, Statement of Cash Flows, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.



HENRY HACKEL

Subscribed and sworn to before me

this 6th day of February 2002

Arthur P. Fisch
Notary Public-State of New York
No. 02FI4928994
Qualified in Kings Co.
Commission Expires April 4, 2002

I, the President of R.F. Lafferty & Co., Inc., 80 Broad Street, New York, NY 10004, hereby attest that the Financial Statements and Operational Reports as at December 31, 2001 submitted by A.L. Wellen & Co., LLP Certified Public Accountants, 70 Sip Avenue, Jersey City, NJ 07306, have been or will be made available to all members of our organization.



HENRY HACKEL

ATTESTED BY:



A.L. WELLEN & CO.,LLP CPA's

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
70 SIP AVENUE
JERSEY CITY, NJ 07306

(201) 653-2181
FAX(201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

R. F. Lafferty & Co., Inc.
80 Broad Street 26th Floor
New York, NY 10004

In planning and performing our audit of the financial statements of R. F. Lafferty & Co., Inc. for the twelve months ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R. F. Lafferty & Co., Inc. that we considered relevant to the objectives stated in rule 17a5(g) (I) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining and compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making quarterly securities examinations, counts verifications and comparisons and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles Rule 14a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A.L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of R. F. Lafferty & Co., Inc. for the year ended December 31, 2001 and this report does not effect our report thereon dated February 06, 2002.

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitations of our audit, you did not wish to engage us to perform any such additional procedures at this time.

We do feel that more than one person should have knowledge of the bookkeeping and accounting functions of the company in case of accident or sickness etc.

A. L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission the American Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A L Wellen & Co LLP

A. L. Wellen & Co. LLP
Jersey City, New Jersey

February 6, 2002

A.L. WELLEN & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS